FOR IMMEDIATE RELEASE	TSX: SLW
May 8, 2014	NYSE: SLW

SILVER WHEATON REPORTS STRONG FIRST QUARTER RESULTS FOR 2014

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the first quarter ended March 31, 2014.
All figures are presented in United States dollars unless otherwise noted.

FIRST QUARTER HIGHLIGHTS

•
Attributable silver equivalent production in Q1 2014 of 9.0 million ounces (6.9 million ounces of silver and 33,800 ounces of gold), compared to 8.3 million ounces in Q1 2013, representing an increase of 8%.

•
Attributable silver equivalent sales volume in Q1 2014 of 8.1 million ounces (6.2 million ounces of silver and 30,100 ounces of gold), compared to 6.9 million ounces in Q1 2013, representing an increase of 17%.

•	Revenues of $165.4 million in Q1 2014 compared with $205.8 million in Q1 2013, representing a decrease of 20%.

•	Average realized sale price per silver equivalent ounce sold in Q1 2014 of $20.38 ($20.36 per ounce of silver and $1,283 per ounce of gold), representing a decrease of 31% as compared to Q1 2013.

•	Net earnings of $79.8 million ($0.22 per share) in Q1 2014 compared with $133.4 million ($0.38 per share) in Q1 2013, representing a decrease of 40%.

•	Operating cash flows of $114.8 million ($0.32 per share¹) in Q1 2014 compared with $165.6 million ($0.47 per share¹) in Q1 2013, representing a decrease of 31%.

•	Cash operating margin¹ Q1 2014 of $15.81 per silver equivalent ounce compared with $25.33 in Q1 2013.

•	Average cash costs¹ in Q1 2014 were $4.12 and $381 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ rose to $4.57 compared with $4.39 in Q1 2013.

•
Declared quarterly dividend of $0.07 per common share. On March 20, 2014, the Company announced that it will be implementing a dividend reinvestment plan whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares. The plan will be effective commencing with this quarter’s dividend, which will be distributed on or about May 30, 2014.

1 Please refer to non-IFRS measures at the end of this press release.

•	On March 26, 2014, the Company paid $125 million to Hudbay Minerals Inc. ("Hudbay") in satisfaction of the final upfront payment relative to the silver stream on the Constancia project.

“Silver Wheaton started the year on a strong note, achieving production of 9.0 million silver equivalent ounces in the first quarter of 2014. Production and sales increased, 8% and 17% respectively, compared with the first quarter of 2013,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Furthermore, we maintained a very healthy cash operating margin of around 70% and operating cash flows of nearly $115 million, despite precious metal prices being down over 30% compared to a year ago. These numbers once again highlight one of the key strengths of our low-cost business model - that even in lower commodity price environments Silver Wheaton can generate some of the highest margins in the industry.”

“This is an exciting year for Silver Wheaton as some of our key mining assets are expected to expand and come on line in 2014. During the first quarter, Primero’s San Dimas mine completed an expansion from 2,150 to 2,500 tonnes per day, and we expect the true impact of this expansion to be fully realized by Silver Wheaton in 2015 and beyond. Furthermore, towards the end of the first quarter, we made the final payment for the silver stream on Hudbay’s Constancia project, where production is expected to begin by the end of 2014. In addition, Vale’s Totten mine in Sudbury, which commenced production in the first quarter, is now adding to the gold production we have already been receiving from five of Vale’s other mines in Sudbury. Moreover, the expansion of Vale’s Salobo mine continues to progress and remains on track to be commissioned in the middle of this year. All things considered, we see 2014 as a step forward for Silver Wheaton as these core assets continue to grow, adding significantly to our growth profile in 2015 and beyond.”

Financial Review

Revenues

Revenue was $165.4 million in the first quarter of 2014, on silver equivalent sales of 8.1 million ounces (6.2 million ounces of silver and 30,100 ounces of gold). This represents a 20% decrease from the $205.8 million of revenue generated in the first quarter of 2013, due primarily to a 31% decrease in the average realized silver equivalent price ($20.38 in Q1 2014 compared to $29.72 in Q1 2013), partially offset by a 17% increase in the number of silver equivalent ounces sold.

Costs and Expenses

Average cash costs¹ in the first quarter of 2014 were $4.57 per silver equivalent ounce as compared to $4.39 during the comparable period of 2013. This resulted in a cash operating margin1 of $15.81 per silver equivalent ounce, a reduction of 38% as compared to Q1 2013. The decrease in the cash operating margin was due to a 31% decrease in the silver equivalent price realized in Q1 2014 compared to Q1 2013.

Cash costs rose year over year primarily due to an increase in gold sales (30,100 ounces in Q1 2014 compared to 16,900 ounces in Q1 2013) associated with Vale S.A.’s (“Vale”) Sudbury and Salobo mines. The average cash cost per gold ounce1 was $381, or $6.06 per silver equivalent ounce2.

1	Please refer to non-IFRS measures at the end of this press release.

2	Cash cost per silver equivalent ounce calculated using a gold to silver ratio based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Earnings and Operating Cash Flows

Net earnings and cash flow from operations in the first quarter of 2014 were $79.8 million ($0.22 per share) and $114.8 million ($0.32 per share¹), compared with $133.4 million ($0.38 per share) and $165.6 million ($0.47 per share¹) for the same period in 2013, a decrease of 40% and 31%, respectively. Earnings and cash flow continued to be impacted by lower gold and silver prices.

Balance Sheet

At March 31, 2014, the Company had approximately $82.0 million of cash on hand.  The combination of cash and ongoing operating cash flows, combined with the credit available under the Company’s $1 billion Revolving Facility, positions the Company well to fund all outstanding commitments as well as provide flexibility to acquire additional accretive precious metal stream interests.

In accordance with the provisions of the Company's US$1 billion non-revolving term loan ("NRT Loan"), Silver Wheaton has extended the term of the NRT Loan by one year to May 28, 2017. As of March 31, 2014, Silver Wheaton had $1 billion outstanding under the NRT Loan.

Operational and Development Highlights

During the first quarter of 2014, attributable silver equivalent production was 9.0 million ounces (6.9 million ounces of silver and 33,800 ounces of gold), representing an increase of 8% compared to the first quarter of 2013.

Operational highlights for the quarter ended March 31, 2014, are as follows:

San Dimas –

As per Primero Mining Corp.’s (“Primero”) first quarter 2014 Management’s Discussion and Analysis (“MD&A”), the expansion of the San Dimas mine from 2,150 tonnes per day (“tpd”) to 2,500 tpd was completed during the first quarter of 2014.  Throughput in the first quarter averaged 2,422 tpd. In addition, Primero also indicated that recoveries are expected to improve in the second quarter 2014 with the completion of an additional leaching tank and additional thickener. Primero continues to review the option to further expand the San Dimas mine to 3,000 tpd.

Peñasquito –

As stated in Goldcorp Inc.’s (“Goldcorp“) first quarter 2014 MD&A, permitting for the Northern Well Field project, which will add 25 new production wells, has been delayed due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority. Goldcorp now expects construction to begin during mid-2014 with completion expected around mid-2015. Contingency plans have been developed for fresh water production at the mine to ensure plant production continues as planned. The long term tailings study continued on schedule this quarter with results still expected in the second quarter of 2014.

Goldcorp has indicated that Peñasquito’s exploration drilling program continued in the first quarter of 2014, resulting in a total of 6,334 metres drilled. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body. In addition to exploration, Goldcorp is investigating the potential for producing a saleable copper concentrate at Peñasquito as well as assessing the viability of leaching a pyrite concentrate from the zinc flotation tailings. Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and add to the mineral reserves of Peñasquito. As highlighted in Goldcorp’s Investor Day presentation on April 10, 2014, these initiatives, if successfully implemented, could also result in an additional 4 to 5 million ounces of silver dore production per year (or 1 to 1.25 million ounces net to Silver Wheaton).

Salobo –

As per Vale’s first quarter 2014 MD&A, the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa reached 97% physical completion in the first quarter of 2014. The expansion is expected to come on stream in the second quarter of this year.

Sudbury –

As per Vale’s February 21, 2014 news release, Vale officially opened the Totten mine during the first quarter of 2014. Vale stated that the mine is expected to ramp up to full production in 2016 and process 2,200 tons per day of ore containing copper, nickel and precious metals for approximately 20 years.

Constancia –

As per Hudbay’s first quarter 2014 MD&A, the Constancia project in Peru remains on track for initial production in the fourth quarter of 2014 and commercial production in the second quarter of 2015. Hudbay has incurred $1.2 billion in costs as of March 31, 2014, and the project is now over 71% complete. As per the agreement with Hudbay, in the first quarter Silver Wheaton paid Hudbay the final payment of $125 million in connection with the silver stream on the Constancia Project as Hudbay’s total expenditures related to Constancia reached $1 billion.  An additional $135 million1 relative to the gold stream on Constancia will be paid to Hudbay once $1.35 billion in capital expenditures has been incurred on Constancia.

Produced But Not Yet Delivered 2 –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 0.1 million ounces to approximately 6.3 million silver equivalent payable ounces at March 31, 2014, primarily as a result of an increase related to the 777 mine largely offset by a decrease related to the Yauliyacu mine.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

1	Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, calculated with the number of shares determined at the time the payment is made.
2	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Webcast and Conference Call Details

A conference call will be held Friday, May 9, 2014, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	27157266
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	27157266
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2014 annual attributable production is approximately 36 million silver equivalent ounces1, including 155,000 ounces of gold. By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces1, including 250,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.

1 Silver equivalent production forecast assumes a gold/silver ratio of 60:1.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2013, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2014, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Consolidated Statement of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2014	2013
Sales	$165,379	$205,761
Cost of sales
Cost of sales, excluding depletion	$37,088	$30,410
Depletion	36,621	24,341
Total cost of sales	$73,709	$54,751
Earnings from operations	$91,670	$151,010
Expenses and other income
General and administrative 1	$10,110	$9,893
Foreign exchange gain	(281)	(111)
Interest expense	1,108	680
Other expense	910	2,845
	$11,847	$13,307
Earnings before income taxes	$79,823	$137,703
Income tax expense	(14)	(4,282)
Net earnings	$79,809	$133,421

Basic earnings per share	$0.22	$0.38
Diluted earnings per share	$0.22	$0.37
Weighted average number of shares outstanding
Basic	357,398	354,423
Diluted	357,940	356,382
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$2,182	$1,470

Consolidated Balance Sheets

	March 31	December 31
(US dollars in thousands - unaudited)	2014	2013
Assets
Current assets
Cash and cash equivalents	$81,970	$95,823
Accounts receivable	5,064	4,619
Other	1,212	845
Total current assets	$88,246	$101,287
Non-current assets
Silver and gold interests	$4,320,048	$4,228,484
Early deposit - gold interest	13,599	13,602
Long-term investments	48,945	40,801
Other	6,027	5,670
Total non-current assets	$4,388,619	$4,288,557
Total assets	$4,476,865	$4,389,844
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$17,655	$20,416
Dividends payable	25,019	-
Current portion of performance share units	1,380	718
Total current liabilities	$44,054	$21,134
Non-current liabilities
Long-term portion of bank debt	$997,750	$998,136
Deferred income taxes	2,151	2,191
Performance share units	1,235	1,837
Total non-current liabilities	$1,001,136	$1,002,164
Total liabilities	$1,045,190	$1,023,298
Shareholders' equity
Issued capital	$1,880,013	$1,879,475
Reserves	(15,817)	(25,618)
Retained earnings	1,567,479	1,512,689
Total shareholders' equity	$3,431,675	$3,366,546
Total liabilities and shareholders' equity	$4,476,865	$4,389,844

Consolidated Statement of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2014	2013
Operating activities
Net earnings	$79,809	$133,421
Adjustments for
Depreciation and depletion	36,688	24,393
Amortization of credit facility origination fees:
Interest expense	55	146
Amortization of credit facility origination fees - undrawn facilities	251	1,005
Interest expense	1,053	534
Equity settled stock based compensation	2,182	1,470
Performance share units	147	214
Deferred income tax (recovery) expense	(40)	4,239
Loss (gain) on fair value adjustment of share purchase warrants held	-	1,330
Investment income recognized in net earnings	(85)	(231)
Other	(78)	(4)
Change in non-cash working capital	(4,132)	(1,110)
Cash generated from operations	$115,850	$165,407
Interest paid - expensed	(1,046)	-
Interest received	28	205
Cash generated from operating activities	$114,832	$165,612
Financing activities
Bank debt repaid	$-	$(50,060)
Bank debt drawn	-	1,090,000
Credit facility origination fees	(600)	(11,518)
Share purchase warrants exercised	-	2,975
Share purchase options exercised	13	1,042
Cash generated from (applied to) financing activities	$(587)	$1,032,439
Investing activities
Silver and gold interests	$(125,082)	$(1,900,620)
Interest paid - capitalized to silver interests	(2,891)	(138)
Silver and gold interests - early deposit	(149)	-
Dividend income received	57	57
Other	(26)	(19)
Cash applied to investing activities	$(128,091)	$(1,900,720)
Effect of exchange rate changes on cash and cash equivalents	$(7)	$(12)
Decrease in cash and cash equivalents	$(13,853)	$(702,681)
Cash and cash equivalents, beginning of period	95,823	778,216
Cash and cash equivalents, end of period	$81,970	$75,535

Summary of Ounces Produced and Sold

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced ²
San Dimas ³	1,608	1,979	1,660	1,160	1,743	1,694	1,288	1,231
Yauliyacu ²	718	687	639	668	624	616	640	606
Peñasquito	2,052	2,047	1,636	1,440	1,093	1,445	1,940	1,822
Barrick ⁴	301	423	465	556	741	769	617	455
Other 5	2,181	2,119	2,450	2,586	2,038	2,345	2,251	2,378
Total silver ounces produced	6,860	7,255	6,850	6,410	6,239	6,869	6,736	6,492
Gold ounces produced ²
777	12,785	14,134	18,259	16,986	16,951	19,615	11,824 8	-
Sudbury	6,082	6,920	7,341	8,840	9,846	-	-	-
Salobo	8,903	10,067	8,061	6,342	4,677	-	-	-
Other 6	6,016	9,530	2,894	4,226	5,967	6,785	5,200	3,710
Total gold ounces produced	33,786	40,651	36,555	36,394	37,441	26,400	17,024	3,710
Silver equivalent ounces of gold produced 7	2,117	2,468	2,237	2,269	2,095	1,432	881	218
Silver equivalent ounces produced 7	8,977	9,723	9,087	8,679	8,334	8,301	7,617	6,710
Silver ounces sold
San Dimas 3	1,529	2,071	1,560	1,194	1,850	1,629	1,178	1,295
Yauliyacu	1,097	674	13	559	149	1,097	184	1,155
Peñasquito	1,840	1,412	1,388	1,058	1,459	1,642	1,304	1,845
Barrick 4	361	397	447	560	753	826	528	470
Other 5	1,398	1,510	2,257	1,771	1,741	2,153	1,592	2,024
Total silver ounces sold	6,225	6,064	5,665	5,142	5,952	7,347	4,786	6,789
Gold ounces sold
777	6,294	15,889	16,972	23,483	9,414	28,084	-	-
Sudbury	6,878	6,551	6,534	4,184	111	-	-	-
Salobo	10,560	6,944	6,490	2,793	720	-	-	-
Other 6	6,390	1,840	5,287	3,409	6,698	4,876	6,905	2,369
Total gold ounces sold	30,122	31,224	35,283	33,869	16,943	32,960	6,905	2,369
Silver equivalent ounces of gold sold 7	1,891	1,909	2,163	2,097	971	1,784	357	139
Silver equivalent ounces sold 7	8,116	7,973	7,828	7,239	6,923	9,131	5,143	6,928
Gold / silver ratio 7	62.8	61.1	61.3	61.9	57.3	54.1	51.7	58.7
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,332	6,273	5,492	4,994	4,264	3,478	5,038	3,114

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed by Glencore that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
6)	Comprised of the Minto gold interest.
7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

8)	Represents production for the period August 8, 2012 to September 30, 2012.
9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations (unaudited)

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended March 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,608	1,529	$31,608	$20.67	$4.17	$0.81	$23,986	$25,232	$156,246
Yauliyacu	718	1,097	22,166	20.21	4.12	5.92	11,147	17,646	200,778
Peñasquito	2,052	1,840	37,562	20.42	4.05	2.98	24,632	30,111	466,810
Barrick 5	301	361	7,407	20.53	3.90	3.26	4,823	6,765	602,315
Other 6	2,181	1,398	28,001	20.02	4.19	3.99	16,551	23,288	670,088
	6,860	6,225	$126,744	$20.36	$4.12	$3.21	$81,139	$103,042	$2,096,237
Gold
777	12,785	6,294	$8,039	$1,277	$400	$823	$344	$5,522	$274,848
Sudbury	6,082	6,878	8,812	1,281	400	841	273	6,060	1,317,606
Salobo	8,903	10,560	13,479	1,276	400	462	4,378	9,255	603,666
Other 7	6,016	6,390	8,305	1,300	309	124	5,536	5,886	27,691
	33,786	30,122	$38,635	$1,283	$381	$552	$10,531	$26,723	$2,223,811
Silver equivalent 8	8,977	8,116	$165,379	$20.38	$4.57	$4.51	$91,670	$129,765	$4,320,048
Corporate
General and administrative							$(10,110)
Other							(1,751)
Total corporate							$(11,861)	$(14,933)	$156,817
	8,977	8,116	$165,379	$20.38	$4.57	$4.51	$79,809	$114,832	$4,476,865

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Constancia and Rosemont gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended March 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,743	1,850	$53,903	$29.13	$4.13	$0.82	$44,753	$46,262	$161,427
Yauliyacu	624	149	4,759	31.94	4.08	5.75	3,295	4,151	214,439
Peñasquito	1,093	1,459	43,574	29.87	4.02	2.66	33,834	37,709	483,397
Barrick 5	741	753	23,625	31.37	3.90	2.54	18,776	24,592	596,621
Other 6	2,038	1,741	52,037	29.90	4.15	4.07	37,738	45,692	447,675
	6,239	5,952	$177,898	$29.89	$4.08	$2.56	$138,396	$158,406	$1,903,559
Gold
777	16,951	9,414	$15,372	$1,633	$400	$802	$4,060	$7,634	$325,191
Sudbury	9,846	111	179	1,609	400	823	44	134	1,330,022
Salobo	4,677	720	1,153	1,602	400	463	531	865	623,776
Other 7	5,967	6,698	11,159	1,666	304	171	7,979	8,734	29,443
	37,441	16,943	$27,863	$1,645	$362	$538	$12,614	$17,367	$2,308,432
Silver equivalent 8	8,334	6,923	$205,761	$29.72	$4.39	$3.52	$151,010	$175,773	$4,211,991
Corporate
General and administrative							$(9,893)
Other							(7,696)
Total corporate							$(17,589)	$(10,161)	$188,262
	8,334	6,923	$205,761	$29.72	$4.39	$3.52	$133,421	$165,612	$4,400,253

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com